UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 0-02287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

    Symmetricom Tax Deferred Savings Plan:

We have audited the accompanying financial statements of Symmetricom Tax Deferred Savings Plan (the Plan) as of December 31, 2008 and 2007 and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Symmetricom Tax Deferred Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By	/s/ Louie & Wong LLP
LOUIE & WONG LLP

San Francisco, California

May 26, 2009

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair value	$32,258,384	$41,931,258
Participant loans	664,473	661,121

Total assets held for investments purposes, at fair value	32,922,857	42,592,379

Contributions receivable -
Participants	—	100,627
Employer	48,053	68,271

NET ASSETS AVAILABLE FOR BENEFITS	$32,970,910	$42,761,277

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss) -
Interest, dividends and other	$443,646	$349,723
Net appreciation (depreciation) in fair value of investments	(11,589,807)	479,681

Total investment income (loss)	(11,146,161)	829,404

Contributions -
Participants	3,998,242	3,819,710
Employer	643,548	551,371
Rollovers	62,321	488,611

Total contributions	4,704,111	4,859,692

Total additions (deductions)	(6,442,050)	5,689,096

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals and benefits paid to participants	3,346,806	3,171,019
Administrative expenses	1,511	1,871

Total deductions	3,348,317	3,172,890

Net increase (decrease)	(9,790,367)	2,516,206

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	42,761,277	40,245,071

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$32,970,910	$42,761,277

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1. Description of Plan

The following description of the Symmetricom Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan, covering substantially all eligible employees of Symmetricom, Inc. (the Company) who have attained the age of eighteen (18) as defined in the Plan and who are not leased employees. The Plan was effective April 1, 1989 and was subsequently amended and restated mainly to comply with regulatory changes. The Plan was most recently amended and restated effective January 1, 2006. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

Contributions — Participants may elect to have the Company contribute their eligible pre-tax compensation to the Plan up to the amount allowable under the Plan document, not exceeding the Internal Revenue Code limitations of $15,500 in 2008 and 2007. Participants, who are at least age 50 or older by the end of the calendar year, may also make additional contributions (catch-up contributions) of $5,000 in 2008 and 2007.

The Company shall make a regular matching contribution of the Plan for each contribution period, as defined, on behalf of each of its participants during the contribution period, who has met the allocation requirements for regular matching contributions. The amount of such regular matching contributions shall be equal to 50% of the participants’ tax-deferred contribution made for the contribution period on behalf of such participant, up to a maximum of 3.0% of the participant’s eligible compensation. The Company made regular matching contributions of $595,495 and $495,428 during the years ended December 31, 2008 and 2007, respectively.

The Company, in its discretion, may elect to make a true-up matching contribution on behalf of its participants during the contribution period in an amount which, when aggregated with the regular matching contribution with respect to the contribution period within the Plan year, will provide the maximum matching contribution. The Company made true-up matching contributions of $48,053 and $55,943 during the years ended December 31, 2008 and 2007, respectively.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, and allocations of regular and additional matching contributions by the Company and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their elective deferral and rollover, plus actual earnings thereon. Participants are likewise 100% vested in the Company’s regular and true-up matching contributions, plus actual earnings thereon, allocated to the participant’s account prior to January 1, 2001 and between January 1, 2002 and June 30, 2003. A participant’s vested interest in his or her additional matching contribution shall be at all times 100%.

A participant’s vested interest in the regular and true-up matching contributions allocated to his or her account during the 2001 plan year and on and after July 1, 2003 shall be determined in accordance with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 1	0%
1	25%
2	50%
3	100%

For the above purpose, a “vesting service” shall be computed to the nearest 1/12th of a year treating each calendar month or portion of a calendar month in which a participant is credited continuous service as 1/12th year of vesting service.

Participant Loans — The Plan allows the participants to borrow a portion of the balance in their plan accounts, subject to the approval of the Plan Administrator. A participant may borrow an amount not to exceed the lesser of 50% of his or her total vested account balance or $50,000, less the highest outstanding loan balance during the previous twelve-month period. The term for repayment of any loan may not exceed five years, unless the loan is used to purchase a primary residence which may be repaid within a ten year-period. The loans are secured by the balance in the participants account and bear interest at rates that range from 5.0% and 10.5%, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest repayments are paid ratably through semi-monthly payroll deductions.

Withdrawals and Benefits Paid to Participants — In the event of a termination of employment due to death, disability, retirement or for other reasons, a participant will be entitled to receive his or her vested account balance in lump sum amount. If the value of the participant’s vested account balance exceeds $1,000, distribution of such vested interest shall not commence to such participant without the participant’s written consent. If the value of the participant’s vested account balance is equal to or less than $1,000, distribution of such vested interest shall be made to the participant in a single lump sum payment or through a direct rollover as soon a reasonably practicable.

The withdrawals and benefits paid to participants were $3,346,806 and $3,171,019 during the years ended December 31, 2008 and 2007, respectively.

Rollover Contributions — Participants may rollover part or all of an eligible rollover distribution participants’ received from a prior employer’s qualified plan.

Forfeited Accounts — Forfeited nonvested accounts will be used to reduce employer contributions and Plan expenses. The total forfeited nonvested accounts used to reduce employer contributions and administrative expenses were $77,672 and $113,290 during the years ended December 31, 2008 and 2007, respectively.

Administrative Expenses — Administrative expenses, which include legal, accounting and data processing fees, are substantially paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value except for its benefit-responsive investment contract which is valued at contract value. See Note 5. Quoted market prices are used to value investments. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In December, 2005, the Financial Accounting Standards Board (FASB) issued Staff Position AAG INV-1 and SOP 94-4-1 - Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP).

The FSP requires that investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of net assets available for benefits is prepared on a contract value basis during the years ended December 31, 2008 and 2007, respectively.

Payment of Benefits — Benefits are recorded when paid.

3. Fair Value Measurements

In September, 2006, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 157 - Fair Value Measurement which is effective for fiscal years beginning after November 15, 2007. SFAS No. 157, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The Plan adopted the provisions of SFAS No. 157 on January 1, 2008.

SFAS No. 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks — Symmetricom, Inc. common stock is valued at the closing price reported on the active market on which individual securities are traded and is classified within Level 1 of the valuation hierarchy.

Mutual funds — These investments are public investment vehicles valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These are classified within Level 1 or 2 of the valuation hierarchy.

Guaranteed Investment Contracts — The fair value of the guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, these are classified within Level 2 of the valuation hierarchy.

Participant Loans — These loans are valued at amortized cost, which approximates fair value. These are classified within Level 3 of the valuation hierarchy.

Assets at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Common stock	$1,651,117	$—	$—	$1,651,117
Mutual funds	175,909	19,884,439	—	20,060,348
Guaranteed investment contract	—	10,546,919	—	10,546,919
Participant loans	—	—	664,473	664,473

Assets at fair value	$1,827,026	$30,431,358	$664,473	$32,922,857

Level 3 Gains and Losses

The Table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets Year Ended December 31, 2008 Participant Loans
Balance - Beginning of Year	$661,121
Issuances and settlements (net)	3,352

Balance - End of Year	$664,473

4. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007:

	2008	2007
Guaranteed Income Fund	$10,546,919	$8,497,635
Large Cap Value/AJO Fund	3,163,617	4,636,009
Core Bond Enhan Index	2,734,837	2,199,535
Fdlty Adv Equity Growth	2,504,564	5,114,029
Dryden S&P 500 Index Fund	1,908,594	3,079,380
Symmetricom, Inc. Common Stock	1,651,117	2,097,687
Other funds individually less than 5% of net assets	9,748,736	16,306,983

	32,258,384	41,931,258

Participant loans	664,473	661,121

Total assets held for investment purposes	$32,922,857	$42,592,379

Participants may elect to have their account balance invested in a single investment fund or in any combination of investment funds. The investment funds are held and managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodian). The Company has no authority on how each fund is managed or invested.

The Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in fair value by $11,589,807 and appreciated in fair value by $479,681 during the years ended December 31, 2008 and 2007, respectively as follows:

	2008	2007
Pooled separate accounts	$(11,302,294)	$2,387,984
Common stock	(287,513)	(1,908,303)

	$(11,589,807)	$479,681

5. Investment Contract

The Plan entered into a benefit-responsive investment contract with the Prudential Retirement Insurance and Annuity Company, the Plan’s trustee (custodian). The Plan trustee (custodian) maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at the contract value, which approximates fair value, as reported to the Plan by the Plan trustee (custodian). The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at its fair market value.

There were no reserves against the contract value for the credit risk of the contract issuer or otherwise. The average yield or credited interest rates were 3.70% and 3.85% during the years ended December 31, 2008 and 2007, respectively. The credited interest was based on a formula agreed upon with the issuer by considering projected investment earnings, current interest environment and profit-risk component for the six-month period, among others. Such interest rates are reviewed every six months for resetting.

6. Related Party Transactions

Plan assets include certain investments being managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodian). As the trustee (custodian), Prudential performs administrative functions such as handling contributions and benefit payments. Accordingly, such transactions are considered related party transactions. In addition, Company personnel and facilities are used to perform various administrative functions on behalf of the Plan, with no charge to the Plan.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate number of shares and fair value of investment in Company common stock were 418,004 shares and $1,651,117 and 445,369 shares and $2,097,687 as of December 31, 2008 and 2007, respectively.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue or amend its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

8. Income Tax Status

The Plan obtained its latest determination letter dated September 26, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes had been included in the Plan’s accompanying financial statements.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

The value of the Plan’s investments, both in total and in individual participant accounts, has changed significantly since the economic recession, consistent with the significant decline in market value of securities and investments in the overall financial market.

10. Other

The Plan did not pass the 401(k) Actual Deferral Percentage (ADP) test for the plan year ended December 31, 2007. As an acceptable corrective action plan, the Plan made qualified non-elective contributions totaling $6,290 during the plan year ended December 31, 2007.

SUPPLEMENTAL SCHEDULE

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

Employer Identification Number: 95-1906306

Plan Number: 001

SCHEDULE H, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(a)	(b)	(c)	(d)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
	Prudential Retirement Insurance and Annuity Company / Prudential Bank & Trust, F.S.B:
*	Guaranteed Income Fund	Annuity contract	$10,546,919
*	Large Cap Value/AJO Fund	Pooled separate account	3,163,617
*	Core Bond Enhan Index	Pooled separate account	2,734,837
*	Fdlty Adv Equity Growth	Pooled separate account	2,504,564
*	Dryden S&P 500 Index Fund	Pooled separate account	1,908,594
*	Prudential Retirement Brokerage Services	Symmetricom, Inc. Common Stock	1,651,117
*	Wells Fargo Adv Sm Cap Z	Pooled separate account	1,286,545
*	Oppenheimer Global Fund	Pooled separate account	1,083,594
*	Retirement Goal 2020 Fund	Pooled separate account	1,033,036
*	Retirement Goal 2030 Fund	Pooled separate account	1,024,185
*	Mid Cap Value/Well Mgmt	Pooled separate account	906,664
*	Turner Mid-Cap Growth Fund	Pooled separate account	798,647
*	Dryden International Growth	Pooled separate account	634,031
*	Fidelity Adv Value Strat	Pooled separate account	574,078
*	Intern Val/LSV Asset Mgmt	Pooled separate account	572,864
*	Janus Account	Pooled separate account	472,263
*	Retirement Goal 2040 Fund	Pooled separate account	416,700
*	Retirement Goal 2010 Fund	Pooled separate account	349,414
*	SM Cap Growth/Essex	Pooled separate account	311,130
*	Retirement Goal Income Fd	Pooled separate account	59,407
*	Retirement Goal 2050 Fund	Pooled separate account	50,269
	FID Advisor New Insights	Pooled separate account	44,307
	Pioneer Cullen Value A	Pooled separate account	40,142
	Columbia Acorn A	Pooled separate account	34,725
	Amer:EuroPacific Grow R3	Pooled separate account	32,571
	Victory Established Value	Pooled separate account	12,143
	JP Morgan Int’l Eq Ind A	Pooled separate account	11,952
	JPM Market Expan Index A	Pooled separate account	69
	Participant loans	5.00% to 10.50% interest rates	664,473

	Total assets held for investment purposes		$32,922,857

*	Investment managed by party-in-interest to the Plan

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN.

Date: June 29, 2009	By	/s/ Justin Spencer
JUSTIN SPENCER

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm